Exhibit 99.1

Total Voting Rights

London: Friday, April 29, 2016: For information purposes, Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) hereby notifies the market that as at April 29, 2016, the issued share capital of Chi-Med consisted of 60,639,926 ordinary shares of US$1.00 each, with each share carrying one right to vote and with no shares held in treasury.

The above figure of 60,639,926 may be used by shareholders as the denominator for the calculations by which they could determine if they are required to notify their interest in, or a change to their interest in, Chi-Med under the Financial Conduct Authority’s Disclosure Rules and Transparency Rules.

For illustrative purposes only, the 60,639,926 ordinary shares would be equivalent to 60,639,926 CREST depositary interests (each equating to one ordinary share) which are traded on AIM or, if the CREST depositary interests were converted in their entirety, equivalent to 121,279,852 American depositary shares (each equating to one-half of one ordinary share) which are traded on Nasdaq.

Ends

Contact

Investor Inquiries
Christian Hogg, CEO	+852 2121 8200

International Media Inquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Inquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile) bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile) sduffy@bmccommunications.com

Investor Relations
Jillian Connell, The Trout Group	+1 (646) 378 2956 jconnell@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 20 7638 9571 +44 7967 566 919 (Mobile) david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500

Notes to Editors

About Chi-Med

Chi-Med is a China-based, globally-focused healthcare group which researches, develops, manufactures and sells pharmaceuticals and health-related consumer products.  Its Innovation Platform focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.